hannover **re**®

03 SEP 11 AM 7:21

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.



03029967

SUPPL

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

September 08, 2003

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of our latest newsletter: "Hannover Re named Reinsurance Company of the Year".

Please contact the right undersigned by calling +49-511-5604-1736 if you have any questions or comments regarding the foregoing.

Best regards,


Eric Schuh


Gabriele Bödeker

Enclosure



hannover **re**®

NEWSLETTER

The Hannover Re NewsLetter *serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance including severe loss events, as well as to share new developments at Hannover Re.*

Hannover Re named "Reinsurance Company of the Year"

Hannover, 8 September 2003: Hannover Re has been named "Reinsurance Company of the Year 2003" by the highly respected UK trade journal "Reactions". Wilhelm Zeller, Chairman of the Executive Board, accepted the award yesterday at the annual Rendezvous de Septembre in Monte Carlo.

The award is made on the basis of votes cast by the readers of "Reactions". They include not only insurers and reinsurers worldwide but also financial analysts, insurance and reinsurance brokers and rating agencies. The entire insurance and reinsurance sector as well as industry observers thus participated in the selection of our company.

Accepting the award, Mr. Zeller commented: "We are proud of this distinction and we shall continue in future to do everything in our power to live up to this expression of confidence".

Hannover Re was also named "Reinsurance Company of the Year" by the UK magazine "The Review" in the years 2001 and 1998.

For further information, please contact Eric Schuh (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail eric.schuh@hannover-re.com).

Hannover Re*, with gross premiums of EUR 12.5 billion, is one of the five largest reinsurers in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The rating agencies most relevant to the insurance industry have each awarded Hannover Re a rating in their second-highest category (Standard & Poor's AA- "Very Strong" and A.M. Best A+ "Superior").*

hannover **rück**

INFOBRIEF

***Der InfoBrief ist** ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche und zu außergewöhnlichen Schadenereignissen vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.*

Hannover Rück zum „Rückversicherer des Jahres" gekürt

Hannover, 8. September 2003: Die Hannover Rück wurde von der renommierten englischen Fachzeitschrift „Reactions" als „Rückversicherer des Jahres 2003" ausgezeichnet. Der Vorstandsvorsitzende Wilhelm Zeller konnte gestern anlässlich des jährlich stattfindenden Rendezvous de Septembre in Monte Carlo den Preis entgegennehmen.

Grundlage für die Preisverleihung war das Votum der Leserschaft von „Reactions". Hierzu zählen neben den weltweiten Erst- und Rückversicherungsunternehmen auch Finanz-Analysten, Erst- und Rückversicherungs-Makler und Ratingagenturen. Somit war die gesamte (Rück-)Versicherungswirtschaft und ihre Beobachter an der Wahl unseres Unternehmens beteiligt.

„Wir sind stolz auf diese Auszeichnung und werden auch künftig alles daran setzen, diesem Vertrauensbeweis gerecht zu werden", sagte Zeller.

Bereits im Jahre 2001 und 1998 wurde die Hannover Rück vom englischen Magazin „The Review" zum „Rückversicherer des Jahres" gewählt.

Für weitere Informationen wenden Sie sich bitte an Eric Schuh (Tel. 05 11/ 56 04-15 00, Fax 05 11/ 56 04-16 48, E-Mail eric.schuh@hannover-re.com).

***Die Hannover Rück** ist mit einem Prämienvolumen von EUR 12,5 Mrd. eine der fünf größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück ein Rating in ihrer jeweils zweithöchsten Kategorie zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A+ „Superior").*